

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 12, 2008

Thomas E. Durkin, III
President
American Technologies Group, Inc.
412 W Bolt St.
Ft. Worth, TX 76113

Re: American Technologies Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 14, 2008
File No. 0-23268

Dear Mr. Durkin:

We have completed our review of your Schedule 14A and have no further
comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

cc: Julie Kahn, Esq.
Fax (866) 705-9071